# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New ERA Energy & Digital, Inc., CIK 0002028336
CUSIP: 64428N109
Title of class of securities: COMMON STOCK, PAR VALUE $0.0001 PER SHARE
Address of issuer's principal executive offices: 4501 SANTA ROSA DR., 4501 SANTA ROSA DR., MIDLAND, Texas (TX), 79707
Date of event which requires filing of this statement: 12/15/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002098303-25-000001
Filed by CIK 0002098303

## Reporting persons
- Zhou Zachary Yi: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); sole voting power 5,078,495; shared voting power 0; sole dispositive power 5,078,495; shared dispositive power 0; aggregate amount beneficially owned 5,328,495 (9.9% of the class)

## Item 1. Issuer
Name of issuer: New ERA Energy & Digital, Inc.
Address of issuer's principal executive offices: 4501 SANTA ROSA DR., 4501 SANTA ROSA DR., MIDLAND, TEXAS, 79707.

## Item 2. Person Filing
Name of person filing: Zachary Zhou
Address of principal business office or, if none, residence: 2106 E State Hwy 114 #2296, Southlake, TX 76092
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item is set forth above on the cover page for each of the Reporting Persons.
Percent of class: The information required by this item is set forth above on the cover page for each of the Reporting Persons.
Sole power to vote or to direct the vote: The information required by this item is set forth above on the cover page for each of the Reporting Persons.
Shared power to vote or to direct the vote: The information required by this item is set forth above on the cover page for each of the Reporting Persons.
Sole power to dispose or to direct the disposition: The information required by this item is set forth above on the cover page for each of the Reporting Persons.
Shared power to dispose or to direct the disposition: The information required by this item is set forth above on the cover page for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Zhou Zachary Yi: Zachary Zhou, Co-CEO (02/17/2026)